

March 13, 2014

<u>Via Email</u>
Steven Wolosky, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: Darden Restaurants, Inc.
Amendment No. 1 to Preliminary Consent Solicitation Statement
Filed on Schedule 14A by Starboard Value LP, Starboard Value and Opportunity
Master Fund Ltd., Starboard Value and Opportunity S LLC, Starboard Value and
Opportunity C LP, Starboard Leaders Delta LLC, Starboard Leaders Fund LP,
Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP
LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP ,
Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld,
Bradley D. Blum, Charles M. Stonsteby and Robert Mock
Filed March 11, 2014
File No. 1-13666

Dear Mr. Wolosky:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

<u>General</u>

1.   Please refer to prior comment 2. Please also update the solicitation statement to reflect the company's filing of the Form 10 registration statement registering the spin-off transaction of Red Lobster. Please highlight such information on the first page of the solicitation statement and as done on page 3, disclose that the company is not legally prohibited from moving forward with the spinoff even if a special meeting is called and a non-binding resolution receives majority support.

2.   We reissue prior comment 18. In your response, you cite to the letters previously sent and Starboard's research as supportive of the assertions you are making regarding the separation transaction and real estate valuation. The basis for these assertions has not been sufficiently clarified supplementally or in the soliciting materials. In this regard, we note your representation in soliciting materials filed on February 24, 2014 that you were

conducting research and would provide a detailed analysis of the alternatives for which you are advocating. Please provide such detailed analyses supplementally and/or in future filings. Additionally, please ensure that any reasonably supportable assertions you make are characterized as your opinion or belief.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions